# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CAMP4 THERAPEUTICS CORPORATION, CIK 0001736730
CUSIP: 13463J101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: One Kendall Square, Building 1400 West, 3rd Floor, Cambridge, Massachusetts (MA), 02139
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-110572
Filed by CIK 0001656629

## Reporting persons
- AH Bio Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,579,885; shared voting power 0; sole dispositive power 1,579,885; shared dispositive power 0; aggregate amount beneficially owned 1,579,885 (3.4% of the class)
- AH Equity Partners Bio I, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,579,885; shared voting power 0; sole dispositive power 1,579,885; shared dispositive power 0; aggregate amount beneficially owned 1,579,885 (3.4% of the class)
- AH Bio Fund IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 545,454; shared voting power 0; sole dispositive power 545,454; shared dispositive power 0; aggregate amount beneficially owned 545,454 (1.2% of the class)
- AH Equity Partners Bio IV, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 545,454; shared voting power 0; sole dispositive power 545,454; shared dispositive power 0; aggregate amount beneficially owned 545,454 (1.2% of the class)
- Marc L. Andreessen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,125,339; sole dispositive power 0; shared dispositive power 2,125,339; aggregate amount beneficially owned 2,125,339 (4.5% of the class)
- Benjamin A. Horowitz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,125,339; sole dispositive power 0; shared dispositive power 2,125,339; aggregate amount beneficially owned 2,125,339 (4.5% of the class)

## Item 1. Issuer
Name of issuer: CAMP4 THERAPEUTICS CORPORATION
Address of issuer's principal executive offices: One Kendall Square, Building 1400 West, 3rd Floor, Cambridge, MA, 02139.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

AH Bio Fund I, L.P. ("AH Bio I")
AH Equity Partners Bio I, L.L.C. ("AH EP Bio I")
AH Bio Fund IV, L.P. ("AH Bio IV")
AH Equity Partners Bio IV, L.L.C. ("AH EP Bio IV")
Marc L. Andreessen ("Andreessen")
Benjamin A. Horowitz ("Horowitz")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
The address for each of the Reporting Persons is:

Andreessen Horowitz
2865 Sand Hill Road, Suite 101
Menlo Park, CA 94025
Citizenship:
AH Bio I Delaware
AH EP Bio I Delaware
AH Bio IV Delaware
AH EP Bio IV Delaware
Andreessen United States
Horowitz United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 1,579,885 shares of common stock directly held by AH Bio I and (ii) 545,454 shares of common stock directly held by AH Bio IV.

AH EP Bio I is the general partner of AH Bio I and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by AH Bio I for itself and as nominee for AH Bio Fund I-B, L.P. ("AH Bio I-B"). Andreessen and Horowitz are the managing members of AH EP Bio I and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH Bio I for itself and as nominee for AH Bio I-B.

AH EP Bio IV is the general partner of AH Bio IV and may be deemed to have sole power to vote and sole power to dispose of the shares of the Issuer held of record by AH Bio IV for itself and as nominee for AH Bio Fund IV-B, L.P., AH 2022 Annual Fund, L.P., AH 2022 Annual Fund-B, L.P., AH 2022 Annual Fund-QC, L.P., and CLF Partners III, LP. Andreessen and Horowitz are the managing members of AH EP Bio IV and may be deemed to have shared power to vote and shared power to dispose of the shares of the Issuer held of record by AH Bio IV for itself and as nominee for AH Bio Fund IV-B, L.P., AH 2022 Annual Fund, L.P., AH 2022 Annual Fund-B, L.P., AH 2022 Annual Fund-QC, L.P. and CLF Partners III, LP.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference. The percentage set forth in each row 11 is based upon 46,880,185 shares of common stock outstanding as of September 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 6, 2025.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit A to the Reporting Persons' Schedule 13G filed with the SEC on October 22, 2024).

## Signatures
- AH Bio Fund I, L.P.: /s/ Phil Hathaway, By AH Equity Partners Bio I, L.L.C., Its General Partner, By Phil Hathaway, Chief Operating Officer (See Note 1) (11/14/2025)
- AH Equity Partners Bio I, L.L.C.: /s/ Phil Hathaway, By Phil Hathaway, Chief Operating Officer (11/14/2025)
- AH Bio Fund IV, L.P.: /s/ Phil Hathaway, By AH Equity Partners Bio IV, L.L.C., Its General Partner, By Phil Hathaway, Chief Operating Officer (See Note 2) (11/14/2025)
- AH Equity Partners Bio IV, L.L.C.: /s/ Phil Hathaway, By Phil Hathaway, Chief Operating Officer (11/14/2025)
- Marc L. Andreessen: /s/ Phil Hathaway, Phil Hathaway, Attorney-in-Fact for Marc L. Andreessen (See Note 3) (11/14/2025)
- Benjamin A. Horowitz: /s/ Phil Hathaway, Phil Hathaway, Attorney-in-Fact for Benjamin A. Horowitz (See Note 3) (11/14/2025)
Comment: Note 1: AH Bio Fund I, L.P. for itself and as nominee for AH Bio Fund I-B, L.P.

Note 2: AH Bio Fund IV, L.P. for itself and as nominee for AH Bio Fund IV-B, L.P., AH 2022 Annual Fund, L.P., AH 2022 Annual Fund-B, L.P., AH 2022 Annual Fund-QC, L.P., and CLF Partners III, LP.

Note 3: Signed pursuant to a Power of Attorney already on file with the SEC.